CENTURY FINANCIAL CAPITAL GROUP INC.

The Canadian Venture Building, 82 Richmond Street East, Toronto, ON M5C 1P1

Telephone: (416) 716-8181

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of Century Financial Capital Group Inc. (the “Company”) will be held at the offices of the McMillan LLP, located at Brookfield Place, Suite 4400, 181 Bay Street, Toronto, Ontario M5J 2T3 on Thursday, March 15, 2018 at 1:00 p.m. (Toronto time) for the following purposes:

1. to receive the audited financial statements of the Company for the financial years ended August 31, 2017, 2016, and 2015, together with the auditor’s reports on those financial statements;

2. to elect an interim board of directors of the Company that will hold office until the completion of the proposed business combination with FV Pharma Inc. (the “Proposed Transaction”);

3. to fix, conditional upon, and effective as of the completion of the Proposed Transaction, the number of directors of the Company at five (5), and to elect, conditional upon, and effective as of the completion of the Proposed Transaction, as directors of the Company, Thomas Fairfull, Zeeshan Saeed, Donal Carrol, Yaron Conforti and Harry Bregman;

4. to ratify the appointment of Dale Matheson Carr-Hilton Labonte LLP as the auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditor;

5. to consider and, if thought fit, to pass an ordinary resolution to ratify and approve the Company’s stock option plan, as described in the Information Circular accompanying this Notice of Meeting;

6. to consider and, if thought appropriate, to pass, with or without variation, a special resolution approving the name change of the Company to “Cannabis ConneXion Corp.” or such other name that is acceptable to the board of directors of the Company;

7. to consider and, if thought advisable, to pass, with or without variation, a special resolution approving the amendment to the current Articles of the Company to create a new class of Class A Multiple Voting Shares, to amend the terms of and re-designate the existing common shares as Class B Subordinate Voting Shares and to eliminate the existing non-voting Class A Preference Shares and non-voting Class B Preference Shares (the “Articles Amendment Resolution”); and

8. to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and is expressly incorporated as a part of, this Notice of Meeting.

Registered holders of common shares of the Company (“Common Shares”) have the right to dissent with respect to the Articles Amendment Resolution if the Articles Amendment Resolution becomes effective and to be paid the fair value of their Common Shares in accordance with Section 185 of Business Corporations Act (Ontario) (the “OBCA”). A registered shareholder’s right to dissent is more particularly described in Schedule “A” attached to the Information Circular, which sets forth the complete text of Section 185 of the OCBA. A dissenting shareholder must deliver to the Company at the Company’s head office at The Canadian Venture Building, 82 Richmond Street East, Toronto, ON M5C 1P1, Attention:

CEO, a written objection to the Articles Amendment Resolution, at or prior to the Meeting or any adjournment thereof in order to be effective.

The Company’s Board of Directors has fixed February 5, 2018 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Heritage Transfer Agency Inc., at least 48 hours (excluding Saturdays, Sundays and statutory holidays recognized in the Province of Ontario) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder (defined in the accompanying Information Circular as a “Beneficial Shareholder”) of the Company and have received this Notice of Meeting and accompanying Information Circular, and form of Proxy or, in place of the Proxy, a Voting Instruction Form, through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (an “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

Dated at Toronto, Ontario this 9th day of February, 2018.

By Order of the Board of Directors of

CENTURY FINANCIAL CAPITAL GROUP INC.

“Yaron Conforti”

Yaron Conforti

President and Chief Executive Officer

CENTURY FINANCIAL CAPITAL GROUP INC.

The Canadian Venture Building, 82 Richmond Street East, Toronto, ON M5C 1P1

Telephone: (416) 716-8181

INFORMATION CIRCULAR

as at February 9, 2018 (except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Century Financial Capital Group Inc. for use at the annual general and special meeting (the “Meeting”) of its shareholders to be held on March 15, 2018 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Century Financial Capital Group Inc. “Common Shares” means common shares in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy must complete, date and sign the enclosed form of proxy and return it to the Company’s transfer agent, Heritage Transfer Agency Inc. (“Heritage”), by fax at (416) 864-0175, or by mail or by hand to the Victory Building, 501- 80 Richmond Street West, Toronto, ON M5H 2A4.

In either case you must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof. Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Company’s board of directors (the “Board”) at its discretion without notice. Please note that in order to vote your Common Shares in person at the Meeting, you must attend the Meeting and register with the Scrutineer before the Meeting. If you have already submitted a Proxy, but choose to change your method of voting and attend the Meeting to vote, then you should register with the Scrutineer before the Meeting and inform them that your previously submitted proxy is revoked and that you personally will vote your Common Shares at the Meeting.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States of America (the “U.S.” or the “United States”) the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for “Objecting Beneficial Owners”) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for “Non- Objecting Beneficial Owners”).

These securityholder materials are sent to both registered and non-registered (beneficial) owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a Voting Instruction Form (“VIF”) in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right insert the name of your desired representative (which may be you) in the blank space provided in the VIF. Once you have completed and signed your VIF return it to Broadridge by mail or facsimile, or deliver your voting instructions to Broadridge by phone or via the internet, in accordance with Broadridge’s instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted at the Meeting as per your instructions; or (b) have an alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of Ontario, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (Ontario), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

A shareholder may revoke a proxy by (i) depositing an instrument in writing, executed by such shareholder or his or her attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or signed by a duly authorized officer or attorney for such corporation; (ii) transmitting, by telephonic or electronic means, a revocation executed by such shareholder or his or her authorized attorney, by electronic signature, if the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be; or (iii) in any other manner permitted by law:

(a) at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used; or

(b) with the Chair of the Meeting on the day of the Meeting or any adjournment of the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board has fixed February 5, 2018 as the record date (the “Record Date”) for determining persons entitled to receive notice of the Meeting. Only shareholders of record (the “Shareholders”) at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of the Record Date, there were 54,230,732 Common Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of non-voting Class A Preference Shares and non-voting Class B Preference Shares, both without par value. As at the Record Date, there were no Class A Preference Shares or Class B Preference Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, there are no persons or corporations who beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at the Record Date.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the ordinary resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation. At least two-thirds of affirmative votes cast at the Meeting are required to pass the special resolutions described herein.

ELECTION OF DIRECTORS

The Company’s current Articles provide that the Board of Directors shall consist of a minimum of three (3) Directors and a maximum of eleven (11) Directors, as determined by the Board from time to time. The Board presently consists of three (3) Directors, namely Yaron Conforti, Harry Bregman, and Gord Wilton (the “Century Directors”).

At the Meeting, the Century Directors will be proposed for re-election to hold office until the earlier of the next annual meeting of the Company or the completion of the Company’s proposed business combination with FV Pharma Inc. (“FV Pharma”) by way of three-cornered amalgamation (the “Proposed Transaction”), as described in the Company’s news release dated January 16, 2018.

At the Meeting, Shareholders of the Company will also be asked to fix, conditional upon, and effective as of the completion of the Proposed Transaction, the number of directors of the Company at five (5), and to elect, conditional upon and effective as of the completion of the Proposed Transaction, the directors of the Company to hold offices until the next annual meeting of the Company’s Shareholders. If the Proposed Transaction is completed, it will be desirable to increase the size of the Board (the “Resulting Issuer Board”) from three (3) directors to five (5) directors and to elect five (5) members to the expanded Resulting Issuer Board (the “Resulting Issuer Directors”), including three nominees currently affiliated with FV Pharma (as described more particularly below) (the “FV Pharma Nominees”), with the Resulting Issuer Directors to take office upon completion of the Proposed Transaction. At the time of the Meeting, the Proposed Transaction will not yet have been completed.

It is proposed that the Resulting Issuer Directors will consist of two (2) Century Directors, being Yaron Conforti and Harry Bregman, and three (3) FV Pharma Nominees, consisting of Thomas Fairfull, Zeeshan Saeed and Donal Carroll, who will succeed the Century Directors upon completion of the Proposed Transaction. Following completion of the Proposed Transaction, each of Yaron Conforti and Harry Bregman are also expected to resign as Resulting Issuer Directors and be replaced with additional nominees to be determined by FV Pharma or the Resulting Issuer Board.

The Company’s Shareholders will be able to vote in favour of, or withhold from voting, separately for each of the Resulting Issuer Directors. If elected, such nominees will take office upon the completion of the Proposed Transaction and assuming the election of the aforementioned directors, each of the Century Directors will resign as directors of the Company. If the Proposed Transaction is not completed, the Century Directors will remain as directors of the Company and the number of directors shall remain at three (3).

The management representatives designated in the form of proxy (or voting instruction form, as applicable) will vote or withhold from voting the Common Shares in respect of which they are appointed by proxy in the election of the nominees for director in accordance with the instructions of the shareholder as indicated on the proxy. In the absence of such instructions, such Common Shares will be voted FOR the election of the Century Directors and the Resulting Issuer Directors.

Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason before the Meeting, the management representatives designated in the form of proxy (or voting instruction form, as applicable) reserve the right to vote for another nominee at their discretion. Each Resulting Issuer Director elected will hold office from and after the completion of the Proposed Transaction until the Company’s next annual meeting or until his successor is elected or appointed. The Century Directors have agreed to resign from the Board with effect as of the completion of the Proposed Transaction. See below for detailed information on the Century Directors and the FV Pharma Nominees under the corresponding headings.

Century Directors

The following table sets out the names of management’s nominees for election as Century Directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s current principal occupation, business or employment (for the five preceding years for each new nominee), the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at February 9, 2018.

Nominee Position with the			Common Shares
Company and Province or			Beneficially
State and Country of	Occupation, Business or	Period as a Director	Owned or
Residence	Employment(1)	of the Company	Controlled(1)(2)
Yaron Conforti(3)	Principal of Emmarentia Capital	Since July 15, 2015	3,5769,922(4)
Director, CEO, President,	Corp., a private company engaged
Secretary, Treasurer	in principal investments and
Ontario, Canada	advisory services for venture-stage
companies
Harry Bregman(3)	Principal of Harper Capital Inc.	Since June 28, 2004	879,781(4)
Director
Ontario, Canada

Nominee Position with the			Common Shares
Company and Province or			Beneficially
State and Country of	Occupation, Business or	Period as a Director	Owned or
Residence	Employment(1)	of the Company	Controlled(1)(2)
Gord Wilton(3)	President of Wilton Printing and	Since November 1,	- (4)
Director	Publishing Company	1998
Ontario, Canada

Notes:

(1) The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees, or obtained from information available on SEDI.

(2) On an undiluted basis.

(3) Member of the Audit Committee

(4) Mr. Conforti, Mr. Wilton and Mr. Bregman each hold options to purchase 250,000 common shares at an exercise price of $0.05, expiring December 23, 2019.

Resulting Issuer Directors

In connection with the completion of the Proposed Transaction, it is proposed that each of the directors of the Company will resign as directors and that the Resulting Issuer Directors will be appointed as directors of the Company. The appointment of each of these persons is conditional upon the closing of the Proposed Transaction. In the event that the Proposed Transaction is not completed the Century Directors will remain as directors of the Company.

The following table sets out the names of the FV Pharma Nominees, who in addition to Yaron Conforti and Harry Bregman, are management’s nominees for election as Resulting Issuer Directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each of the FV Pharma Nominees’s current principal occupation, business or employment (for the five preceding years for each new nominee), the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at February 9, 2018.

Nominee Position with the			Common Shares
Company and Province or			Beneficially
State and Country of	Occupation, Business or	Period as a Director	Owned or
Residence	Employment(1)	of the Company	Controlled(1)(2)
Thomas Fairfull	Chief Executive Officer of FV	N/A	Nil
Nominee Director	Pharma Inc.
Ontario, Canada

Zeeshan Saeed	Executive Vice-President of FV	N/A	Nil
Nominee Director	Pharma Inc.
Ontario, Canada

Donal Carroll	Chief Financial Officer of World	N/A	Nil
Nominee Director	Class Extractions Inc.
Ontario, Canada

Notes:

(1) The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by FV Pharma.

(2) On an undiluted basis.

Biographies of Resulting Issuer Director Nominees

Thomas Fairfull, Nominee Director

Mr. Fairfull has been the Chief Executive Officer of the FV Pharma for the last 5 years. He has experience guiding companies through the process of developing, testing and commercializing products and consulting with companies bringing products to market. Prior to his role with FV Pharma, Mr. Fairfull founded Dynacert (TSXV: DYA), which specialized in on-board clean hydrogen generation technology for use by the trucking industry.

Zeeshan Saeed, Nominee Director

Mr. Saeed is an entrepreneur has been involved with FV Pharma for over four years. Mr. Saeed provided consulting advice to FV Pharma and was instrumental for raising the initial seed capital. He played a key role in bringing together a team of professionals in the development of the company’s business plan. He has experience in international capital markets and has helped various startups with the process of raising initial funding and getting listed on various stock exchanges. Mr. Saeed is an Engineer by qualification and is currently the Executive Vice President of FV Pharma. Before entering capital markets Mr. Saeed was the founder and CEO of Platinum Telecommunications Inc. Mr. Saeed grew the company to a stage at which it was taken over by a public company by the name of BankEngine Technologies which in turn was taken over by a bigger public entity.

Donal Carroll, Nominee Director

Mr. Carroll has 15 years of corporate finance leadership and public company experience, as well as deep expertise in syndicate investing both in equity and debt securities. With a balance of prudent financing practices and unique insights, Mr. Carroll has successfully guided companies for expansion and growth. Throughout his tenure with Danaher (DHR:NYSE), Alberto Culver (ACV:NYSE) – now Unilever (UL:NYSE) and Cardinal Meats, Mr. Carroll was instrumental in major restructuring activities, mergers and acquisitions, and the implementations of new internal controls and ERP systems resulting in significant efficiencies through periods of substantial change and strong company growth. Mr. Carroll holds a CPA- CMA designation as well as a Bachelor of Commerce degree from University College Dublin (UCD).

Penalties, Sanctions and Cease Trade Orders

No proposed Century Director or Resulting Issuer Director is, as at the date of this Information Circular, or has been, within ten (10) years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company, in respect of which the Information Circular is being prepared) that:

a. was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

b. was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

c. while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

d. has, within the ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPOINTMENT OF AUDITOR

On December 1, 2015, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, were appointed auditor of the Company to replace Schwartz Levitsky Feldman LLP, Chartered Professional Accountants. The resignation of Schwartz Levitsky Feldman and the appointment of Dale Matheson Carr-Hilton Labonte was approved by the Board of the Company. At the Meeting, shareholders will be asked to ratify the appointment of Dale Matheson Carr-Hilton Labonte as auditor for the ensuing year, at a remuneration to be fixed by the directors.

A reporting package consisting of a Notice of Change of Auditor and a letter from each of the predecessor and successor auditor has been filed with the requisite securities regulatory authorities on SEDAR at www.sedar.com and is attached as Schedule “B” to this Information Circular.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, as auditor of the Company until the close of the next annual general meeting.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

The Company is a venture issuer as defined under National Instrument 52-110 – Audit Committees (“NI 52- 110”) and each venture issuer is required to disclose annually in its information circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth below.

The Audit Committee’s Charter

A copy of the Company’s Audit Committee Charter is attached as Schedule “C” hereto. The Audit Committee Charter was adopted by the Board on February 9, 2018.

Composition of the Audit Committee

The current Audit Committee members are Gord Wilton, Harry Bregman, and Yaron Conforti. Mr. Wilton and Mr. Bregman are independent, but Mr. Conforti is not independent as he is the President, CEO and CFO of the Company. All Audit Committee members are considered to be financially literate.

A member of the Audit Committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the Board’s reasonable opinion, interfere with the exercise of a member’s independent judgement.

A member of the Audit Committee is considered financially literate if he or she has the ability to read and understand a set of financial statements presenting a breadth and level of complexity of accounting issues generally comparable to the breadth and complexity of issues one can reasonably expect to be raised by the Company.

Relevant Education and Experience

Each member of the Company’s Audit Committee has adequate education and experience relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that provides the member with:

(a) an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c) an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than Dale Matheson Carr-Hilton Labonte LLP.

Reliance on Certain Exemptions

The Company’s current auditor, Dale Matheson Carr-Hilton Labonte LLP, has not provided any material non-audit services. At no time since the commencement of the Company's two most recently completed financial years has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non- Audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audit services provided by Dale Matheson Carr-Hilton Labonte LLP to the Company to ensure auditor independence. Fees incurred with Dale Matheson Carr-Hilton Labonte LLP for audit and non-audit services in the last two fiscal years are outlined in the following table:

	Fees Paid to Auditor in Year Ended	Fees Paid to Auditor in Year Ended
Nature of Services	August 31, 2017	August 31, 2016
Audit Fees(1)	$5,500	$5,500
Audit-Related Fees(2)	$2,000	$2,000
Tax Fees(3)	$800	$800
All Other Fees(4)	Nil	Nil
Total	$8,300	$8,300

Notes:

(1) “Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) “All Other Fees” include all other non-audit services.

Exemption

The Company is a “venture issuer” as defined in NI 52-110 and relies on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE

General

National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") requires issuers to disclose their corporate governance practices and National Policy 58-201 – Corporate Governance Guidelines ("NP 58-201") provides guidance on corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company's compliance with NI 58-101.

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the company’s shareholders. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the Board’s opinion, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management of the Company through frequent meetings of the Board at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

Management is delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, and all debt and equity financing transactions. Through its Audit Committee, the Board examines the effectiveness of the Company's internal control processes and management information systems. The Board reviews executive compensation and recommends stock option grants.

The independent members of the Board are Harry Bregman and Gord Wilton. Yaron Conforti is not independent as he is an officer of the Company.

Directorships

None of the members of the Board are currently serving on boards of directors of other reporting companies (or equivalent).

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company's properties, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Board determines compensation for the directors and the procedures for this determination are described under Statement of Executive Compensation below. With respect to compensation paid to the Chief Executive Officer, please refer to Statement of Executive Compensation below.

Other Board Committees

The Board has no committees other than the Audit Committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and the Audit Committee on an ongoing basis.

STATEMENT OF EXECUTIVE COMPENSATION

The following compensation information is provided as required under Form 51-102F6V for Venture Issuers (the “Form”), as such term is defined in NI 51-102.

For the purposes of this Statement of Executive Compensation:

“compensation securities” includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the company or any of its subsidiaries; and

“NEO” or “named executive officer” means each of the following individuals:

(a) each individual who, in respect of the company, during any part of the most recently completed financial year, served as chief executive officer (“CEO”), including an individual performing functions similar to a CEO;

(b) each individual who, in respect of the company, during any part of the most recently completed financial year, served as chief financial officer (“CFO”), including an individual performing functions similar to a CFO;

(c) in respect of the company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5), for that financial year;

(d) each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the company, requirements and was not acting in a similar capacity, at the end of that financial year.

During the financial years ended August 31, 2017 and August 31, 2016, based on the definition above, the NEO of the Company was Yaron Conforti, the President, CEO, CFO and a Director of the Company. During the financial year ended August 31, 2015, the NEOs of the Company were Harry Bregman, former President of the Company, and Gord Wilton, former Secretary and Treasurer of the Company. Mr. Bregman resigned as President of the Company on July 15, 2015, but remains a current director of the Company. Mr. Wilton resigned as Secretary and Treasurer of the Company on July 15, 2015, but remains a current director of the Company. Mr. Conforti was appointed as a director of the Company and replaced Mr. Bregman and Mr. Wilton as President, Secretary, and Treasurer of the Company on July 15, 2015.

The Company did not pay any compensation to any NEO or to its directors during the three most recently completed financial years ended August 31, 2017, August 31, 2016, and August 31, 2015. Subsequent to August 31, 2017, the Company granted an aggregate of 700,000 to its NEOs and directors, as described below under “Share Options and Other Compensation Securities”.

Share Options and Other Compensation Securities

The Company does not grant share-based awards.

The Company has a share option plan in place, which was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. Management proposes stock option grants to the Board based on such criteria as performance, previous grants, and hiring incentives. All grants require Board approval. The share option plan is administered by the Board and provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company.

No compensation securities were granted or issued to directors and NEOs by the Company, or a subsidiary of the Company, in the financial years ended August 31, 2017, 2016, or 2015 for services provided or to be provided, directly or indirectly, to the Company, or a subsidiary of the Company.

Subsequent to August 31, 2017, the Company granted an aggregate of 700,000 stock options to its NEOs and directors for a period of 2 years from the date of issuance, at an exercise price of $0.05 per share, with all options to vest immediately, as follows:

Name of	Position of	No. of	Exercise	Expiry Date
Optionee	Optionee	Optioned	Price
		Shares
Yaron Conforti	President, CEO,	250,000	$0.05	December 23,
	CFO and			2019
	Director
Gord Wilton	Director	250,000	$0.05	December 23,
				2019
Harry Bregman	Director	200,000	$0.05	December 23,
				2019

There were no compensation securities exercised by any of the NEOs or directors of the Company during any of the financial years ended August 31, 2017, 2016, or 2015.

Stock Option Plan

A stock option plan was approved by the Company’s Board of Directors effective as of February 9, 2018 (the “Stock Option Plan”). The purpose of the Stock Option Plan is to assist the Company in attracting, retaining and motivating directors, officer, employees, consultants and contractors of the Company and of its affiliates and to closely align the personal interests of such service providers with the interests of the Company and its shareholders.

The Stock Option Plan provides that the aggregate number of securities reserved for issuance will be 10% of the number of common shares of the Company issued and outstanding from time to time on a fully- diluted basis.

The Stock Option Plan is administered by the Board of Directors of the Company, which has full and final authority with respect to the granting of all options thereunder. Upon completion of the Proposed Transaction with FV Pharma Inc., the Board of Directors of the Company may amend and restate the Stock Option Plan to reflect the new Company name and the Articles Amendment.

Options may be granted under the Stock Option Plan to such service providers of the Company and its affiliates, if any, as the Board of Directors may from time to time designate. The exercise prices will be determined by the Board of Directors, but will, in no event, be less than the market value of Common Shares or the lowest price permitted by the policies of any stock exchange on which the Common Shares may be listed. All options granted under the Stock Option Plan will expire not later than the date that is ten years from the date that such options are granted. Options granted under the Stock Option Plan are not transferable or assignable other than by testamentary instrument or pursuant to the laws of succession.

A complete copy of the Stock Option Plan is available under the Company’s SEDAR profile at www.sedar.com.

Employment, Consulting and Management Agreements

No employment contracts have been entered into by the Company with its NEOs. During each of the financial years ended August 31, 2017, 2016, or 2015 and to date, the Company has no agreements of compensatory plans or arrangements with any of its NEOs concerning severance payments of cash or equity compensation resulting from the resignation, retirement or any other termination of employment or other agreement with the Company or as a result of a change of control of the Company.

Oversight and Description of Director and Named Executive Officer Compensation

The responsibilities relating to executive and director compensation, including reviewing and recommending compensation of the Company’s officers and employees and overseeing the Company’s base compensation structure and equity-based compensation program is performed by the Board as a whole. The Board also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company’s senior management.

The Board is satisfied that the current compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director or officer of the Company at this time. The Company does not have a compensation committee. At this stage of the Company’s development, the Company does not believe its size and limited scope of operations requires a formal compensation committee.

There are no arrangements under which NEOs or Directors were compensated by the Company during the three most recently completed financial years for their services in their capacity as NEOs or Directors, or otherwise.

Pension Disclosure

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of August 31, 2017, the Company did not have any compensation plans in place and accordingly had no securities authorized for issuance under any compensation plan.

Subsequent to August 31, 2017, the Company adopted the Stock Option Plan. The Stock Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Stock Option Plan is administered by the Board of the Company. For a summary of the material terms of the Stock Option Plan, see above under the heading “Statement of Executive Compensation – Stock Option Plan”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as at the Company’s financial years ended August 31, 2017, 2016 or 2015 or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular, including the disclosure below, briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

1. During the financial year ended August 31, 2017, the Company arranged to borrow $35,000 from Yaron Conforti under a convertible note, which was convertible into Common Shares at a conversion price of $0.0118 per Common Share. Mr. Conforti subsequently converted the full amount of the note into 2,966,102 Common Shares. Mr. Conforti also acquired 238,820 Common Shares at a price of $0.05 per Common Share pursuant to a debt settlement agreement with the Company, and acquired 375,000 Common Shares at a price of $0.02 per Common Share pursuant to the Company’s non-brokered private placement.

2. During the financial year ended August 31, 2017, Mr. Bregman acquired 879,781 Common Shares at a price of $0.05 per Common Share pursuant to a debt settlement agreement with the Company.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Approval of Option Plan

The Company has a Stock Option Plan dated for reference February 9, 2018. Under the Stock Option Plan, options totalling a maximum of 10% of the Common Shares outstanding from time to time on a fully diluted basis are available for grant. At the Meeting, shareholders will be asked to ratify and approve the Stock Option Plan.

The Share Option Plan is described in more detail above under the heading “Statement of Executive Compensation – Stock Option Plan”.

The Board is of the view that the Stock Option Plan provides the Company with the flexibility to attract and maintain the services of executives, employees and other service providers in competition with other companies in the industry. Accordingly, at the Meeting, shareholders will be asked to approve the following ordinary resolution, with or without variation:

“RESOLVED as an ordinary resolution that the Company’s stock option plan dated for reference February 9, 2018, be and is hereby ratified and approved.”

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast on the resolution in person or by proxy. A copy of the Stock Option Plan will be available for inspection by any shareholder at the Meeting. A copy of the Stock Option Plan is filed under the Company’s SEDAR profile at www.sedar.com.

The Board recommends shareholders vote in favour of ratification and approval of the Stock Option Plan.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the above ordinary resolution. An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

2. Name Change

In connection with the Proposed Transaction, as described above under the heading “Election of Directors,” the Board proposes to change the Company’s name to better reflect its new business direction of acquiring working interests in the medical marijuana business. At the Meeting, Shareholders of the Company will be asked to consider and, if thought appropriate, to authorize and approve a special resolution in the form set out below, approving an amendment to the Company’s current Articles to change the Company’s name to “Cannabis ConneXion Corp.” or such other name that the Board may determine (the “Name Change Resolution”).

Notwithstanding the approval of the Shareholders, the Board may, in its sole discretion and without further Shareholder action, not proceed with the proposed name change.

The text of the special resolution to be considered at the Meeting will be substantially as follows:

“RESOLVED as a special resolution of the Company that:

1. the Company be, and is hereby, authorized to amend its current Articles to change the Company’s name to “Cannabis ConneXion Corp.” or such other name that the board of directors in its sole discretion determine appropriate and which any regulatory body having jurisdiction may accept;

2. notwithstanding that this resolution has been duly passed by the shareholders of the Company, the board of directors of the Company be and is hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Company, to revoke this resolution at any time prior to the amendment of the Company’s current Articles and to determine not to proceed with changing the name of the Company; and

3. any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NAME CHANGE RESOLUTION. Unless otherwise directed, the persons designated in the enclosed form of proxy intend to vote FOR the Name Change Resolution. In the event that the Proposed Transaction is not completed, the name change to “Cannabis ConneXion Corp.” will not be made.

To be effective, the Name Change Resolution must be approved by at least two-thirds of the votes cast by the Shareholders present or by proxy at the Meeting. The amendment to the current Articles will not become effective until the required filings have been filed and accepted in accordance with the OBCA.

3. Amendment to Current Articles

In connection with the Proposed Transaction, as described above under the heading “Election of Directors,” the Board is also proposing amendments to the Company’s current Articles (the “Articles Amendment”) in order to:

i. amend and re-designate the Company’s existing Common Shares as “Class B Subordinate Voting Shares”;

ii. create a new class of “Class A Multiple Voting Shares”; and

iii. eliminate the existing classes of non-voting Class A Preference Shares and non-voting Class B Preference Shares.

Approval of the special resolution by holders of Common Shares would give the Board authority to implement the Articles Amendment at any time subject to any required regulatory approvals. Notwithstanding the approval of the Shareholders, the Board may, in its sole discretion and without further Shareholder action, not proceed with the Articles Amendment.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares and is qualified in its entirety by reference to the full text of such rights, privileges, restrictions and conditions which are attached to this Circular as Schedule “D”.

Rank

The Class A Multiple Voting Shares and Class B Subordinate Voting Shares will rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Company. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Class A Multiple Voting Shares and the holders of Class B Subordinate Voting Shares will be entitled to participate equally, share for share, subject always to the rights of the holders of any class of shares ranking senior to the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares, in the remaining property and assets of the Company available for distribution to shareholders, without preference or distinction among or between the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares.

Dividends

Holders of Class A Multiple Voting Shares and Class B Subordinate Voting Shares will be entitled to receive, subject always to the rights of the holders of any class of shares ranking senior to the Class A Multiple Voting Shares and Class B Subordinate Voting Shares, dividends out of the assets of the Company legally available for the payment of dividends at such times and in such amount and form as the Board may from time to time determine and the Company will pay dividends thereon on a pari passu basis, if, as and when declared by the Board.

Voting Rights

Each Class B Subordinate Voting Share will be entitled to one vote and each Class A Multiple Voting Share will be entitled to 276,660 votes on all matters, provided that the Board may determine in connection with the Proposed Transaction that the Class A Multiple Voting Shares will be entitled to a number of votes per share which is less than 276,660 votes per share.

Conversion

The Class B Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Class A Multiple Voting Share may, at any time at the option of the holder, be converted into one Class B Subordinate Voting Share. Upon the first date that any Class A Multiple Voting Share is held other than by a Permitted Holder (as defined in Schedule “D” to this Circular), the Permitted Holder which held such Class A Multiple Voting Share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such Class A Multiple Voting Share into a fully paid and non-assessable Class B Subordinate Voting Share.

Subdivision or Consolidation

No subdivision or consolidation of the Class A Multiple Voting Shares or the Class B Subordinate Voting Shares may be carried out unless, at the same time, the Class A Multiple Voting Shares or the Class B Subordinate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Certain Amendments

In addition to any other voting right or power to which the holders of Class B Subordinate Voting Shares shall be entitled by law or regulation or other provisions of the Articles from time to time in effect, but subject to the provisions of the Articles, holders of Class B Subordinate Voting Shares shall be entitled to vote separately as a class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles which would adversely affect the powers, preferences or rights of the holders of Class B Subordinate Voting Shares.

Change of Control Transactions

The holders of Class B Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Class A Multiple Voting Shares in the event of a “Change of Control Transaction” (as defined in Schedule “D” to this Circular) requiring approval of the holders of Class A Multiple Voting Shares and Class B Subordinate Voting Shares under the OBCA.

Shareholder Dissent Rights

Registered Shareholders of the Company that oppose the Articles Amendment Resolution, may, subject to compliance with certain conditions, dissent from the Articles Amendment Resolution and be entitled to be paid the fair value for their Common Shares in accordance with section 185 of the OBCA. The full text of section 185 of the OBCA is set out in Schedule "A" to this Circular.

Under the OBCA, a registered Shareholder of the Company is entitled, in addition to any other right such Shareholder may have, to dissent and to be paid by the Company the fair value of the Common Shares held by it in respect of which it dissents, determined as of the close of business on the last business day before the day which the Articles Amendment Resolution from which it dissents is adopted and not rescinded. A Shareholder of the Company may dissent only with respect to all of the Common Shares of the Company held by such Shareholder or on behalf of any one beneficial owner and registered in its name. Persons who are beneficial owners of the Company’s Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered owner of such shares is entitled to dissent. A Shareholder who beneficially owns Common Shares but is not the registered holder thereof, should contact the registered holder for assistance.

A dissenting Shareholder is required to send a written objection (a “Dissent Notice”) to the Articles Amendment Resolution to the Company at or prior to the Meeting. The deposit of a Dissent Notice does not deprive a Shareholder of the right to vote; however, a Shareholder who has submitted a Dissent Notice and who votes in favour of the Articles Amendment Resolution will, in effect, no longer be considered to be dissenting. A vote against the Articles Amendment Resolution or an abstention does not constitute a Dissent Notice. If the Articles Amendment Resolution is passed, either the Company or any Shareholder who has delivered a Dissent Notice may apply to the court to fix the fair value of the Common Shares of the dissenting Shareholder. If such an application is made, and unless the court orders otherwise, at least 10 days before the date on which the application is returnable (if the Company is the applicant) or within 10 days after the Company is served with the originating notice for the application (if the dissenting Shareholder is the applicant), the Company will send to each dissenting Shareholder who has delivered a Dissent Notice that is not withdrawn prior to 5:00 pm. (Toronto time) on the business day immediately preceding the effective date of the Articles Amendment, a written offer to pay for the Common Shares (an “Offer to Purchase”), in an amount considered by the Board to be the fair value of the Common Shares, accompanied by a statement showing how the fair value was determined. Every Offer to Purchase in respect of Common Shares will be on the same terms.

Dissenting Shareholders who are ultimately entitled to receive payment for their Common Shares under section 185 of the OBCA will cease to have any rights as a Shareholder other than the right to be paid the fair value of the Common Shares in the amount agreed to between the Company and the Shareholder or in the amount of a court judgment, as the case may be.

All Dissent Notices to the Company pursuant to the provisions of section 185 of the OBCA must be addressed to the Company at The Canadian Venture Building, 82 Richmond Street East, Toronto, ON M5C 1P1, and be received at such location by delivery or by registered or certified mail at or before the Meeting.

The foregoing is only a summary of the provisions of section 185 of the OBCA, which provisions are technical and complex. It is suggested that any Shareholder wishing to exercise dissent rights seek legal advice as failure to comply strictly with the provisions of the OBCA may prejudice such Shareholder’s dissent rights.

Articles Amendment Resolution

At the Meeting, the Shareholders will be asked to consider, and if thought appropriate, approve a special resolution substantially in the following form to permit the Articles Amendment:

“RESOLVED as a special resolution of the Company that:

1. the Company is hereby authorized to amend its current Articles to provide that:

a. the common shares of the Company be reclassified as “Class B Subordinate Voting Shares”, and to provide that the Class B Subordinate Voting Shares shall have attached thereto the rights, privileges, restrictions and conditions attached to the Company’s Information Circular dated February 9, 2018 (the “Circular”);

b. a new class of shares of the Company designated “Class A Multiple Voting Shares” be created, and to provide that the Class A Multiple Voting Shares shall have attached thereto the rights, privileges, restrictions and conditions attached to the Circular, and the Board of Directors is authorized to determine the number of votes per share for the Class A Multiple Voting Shares provided that such number is equal to or less than 276,660 votes per share; and

c. the existing non-voting Class A Preference Shares and non-voting Class B Preference Shares be eliminated;

2. any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver all such documents and to do all such other acts and things as he or she may determine to be necessary or advisable to give effect to this special resolution including, without limitation, to determine the timing for delivery and effect the delivery of articles of amendment in the prescribed form to the Director appointed under the Business Corporations Act (Ontario), the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

3. notwithstanding that this special resolution has been passed by the shareholders of the Company, the board of directors be and is hereby authorized and empowered, without further approval of the shareholders of the Company, to revoke this resolution at any time before the certificate of amendment to be issued by the Director upon receipt of such articles of amendment becomes effective.”

The Board and management of the Company believe that the proposed Articles Amendment is in the best interests of the Company and its Shareholders. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ARTICLES AMENDMENT RESOLUTION. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote “For” the Articles Amendment Resolution.

To be effective, the Articles Amendment Resolution must be approved by at least two-thirds of the votes cast by the Shareholders present in person or by proxy at the Meeting. The Articles Amendment will not become effective until the required filings have been filed and accepted in accordance with the OBCA.

ADDITIONAL INFORMATION

Additional information relating to the Company, including copies of the Company’s audited financial statements for the years ended August 31, 2017, 2016 and 2015, and the related management’s discussion and analysis, may be obtained under the Company’s SEDAR profile at www.sedar.com or upon request from the Company at The Canadian Venture Building, 82 Richmond Street East, Toronto, ON M5C 1P1, Telephone No: (416) 716-8181.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Toronto, Ontario this 9th day of February, 2018.

BY ORDER OF THE BOARD

“Yaron Conforti”

Yaron Conforti

President, Chief Executive Officer and Chief Financial Officer

SCHEDULE “A”

DISSENT RIGHTS

Rights of dissenting shareholders

185 (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3), a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection

(6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11); 2011, c. 1, Sched. 2, s. 1(9).

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10). R.S.O. 1990, c. B.16, s. 185 (14); 2011, c. 1, Sched. 2, s. 1 (10).

Same

(14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a) to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b) if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i) to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii) to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Same

(14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a) to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b) to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

SCHEDULE “B”

CHANGE OF AUDITOR REPORTING PACKAGE

Century Financial Capital Group Inc.

Notice of Change of Auditor

Pursuant to NI 51-102 (Part 4.11)

To:Ontario Securities Commission

Nova Scotia Securities Commission

And to:              Schwartz Levitsky Feldman LLP

And to:              Dale Matheson Carr-Hilton Labonte LLP

Re:Notice of Change of Auditor

TAKE NOTICE THAT:

Pursuant to National Instrument 51-102 — Continuous Disclosure Obligations, Century Financial Capital Group Inc. (the "Company") advises that effective December 1, 2015 (the "Effective Date"), Schwartz Levitsky Feldman LLP (the "Former Auditors") have resigned, at the Company's request, as the auditors of the Company, and that Dale Matheson Carr-Hilton Labonte LLP (the "Successor Auditors") have been appointed as the Company's auditors in their place.

The resignation of the Former Auditors and the appointment of the Successor Auditor was approved by the Company's Board of Directors. The Company will ask that the shareholders of the Company ratify the appointment of Dale Matheson Carr-Hilton Labonte LLP at the next annual meeting of the shareholders of the Company.

There have been no reservations in the Former Auditor's reports in connection with the audits of the two most recently completed fiscal years.

There are no reportable events, including disagreements, consultations or unresolved issues, as such terms are defined in National Instrument 51-102.

                           Dated this 1st          day of December, 2015.

CENTURY FINANCIAL CAPITAL GROUP INC.

VANCOUVER
1500 – 1140 W. Pender Street
Vancouver, BC V6E 4G1
TEL 604.687.4747 | FAX 604.689.2778

TRI-CITIES
700 – 2755 Lougheed Hwy.
Port Coquitlam, BC V3B 5Y9
TEL 604.941.8266 | FAX 604.941.0971

WHITE ROCK
301 – 1656 Martin Drive
White Rock, BC V4A 6E7
TEL 604.531.1154 | FAX 604.538.2613

WWW.DMCL.CA

DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS & BUSINESS ADVISORS

December 2, 2015

Ontario Securities Commission
20 Queen Street West, 22nd Floor
Toronto, ON M5H 3S8

Nova Scotia Securities Commission
PO Box 458, Halifax, NS B3J 2P8

Dear Sirs:

Re: Century Financial Capital Group Inc.
Notice Pursuant to National Instrument 51-102 – Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of Century Financial Capital Group Inc. ("the Company"), we have reviewed the information contained in the Company's Notice of Change of Auditor, dated December 1, 2015, and agree with the information contained therin, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS & BUSINESS ADVISORS
Incorporated professional: David J. Goertz, Partner

PARTNERSHIP OF:
VANCOUVER Robert J. Burkart, Inc. James F. Carr-Hilton Ltd. Kenneth P. Chong Inc. Alvin F. Dale Ltd. David J. Goertz, Inc. Barry S. Hartley, Inc. Reginald J. LaBonte Ltd. Robert J. Matheson, Inc. Rakesh I. Patel Inc. F.M. Yada FCA Inc. WHITE ROCK Michael K. Braun Inc. Peter J. Donaldson, Inc. TRI-CITIES G.D. Lee Inc. Fraser G. Ross, Ltd. Brian A. Shaw Inc.

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO • MONTREAL

SLF

January 7, 2016

Ontario Securities Commission
Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re: Century Financial Capital Group Inc. (the "Company")

We acknowledge receipt of a Notice of Change of Auditor (the "**Notice**") dated December 1, 2015 delivered to us by the Company in respect of the change of auditor of the Corporation, to be effective as of December 1, 2015.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation by Schwartz Levitsky Feldman llp that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements therein.

I trust the foregoing is satisfactory.

Yours very truly,

SCHWARTZ LEVITSKY FELDMAN LLP
Chartered Accountants
Licensed Public Accountants

Schwartz Levitsky Feldman llp

Per: Gerry Goldberg, CPA, CA
Partner

cc: Century Financial Capital Group Inc.

2300 Yonge Street, Suite 1500, Box 2434
Toronto, Ontario M4P 1E4
Tel: 416 785 5353
Fax: 416 785 5663

SCHEDULE “C”

AUDIT COMMITTEE CHARTER

1. Mandate

The audit committee will assist the board of directors (the “Board”) in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well and the Company’s business, operations and risks.

2. Composition

The Board will appoint from among their membership an audit committee after each annual general meeting of the shareholders of the Company. The audit committee will consist of a minimum of three directors.

2.1 Independence

A majority of the members of the audit committee must not be officers, employees or control persons of the Company.

2.2 Expertise of Committee Members

Each member of the audit committee must be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the committee. At least one member of the committee must have accounting or related financial management expertise. The Board shall interpret the qualifications of financial literacy and financial management expertise in its business judgment and shall conclude whether a director meets these qualifications.

3. Meetings

The audit committee shall meet in accordance with a schedule established each year by the Board, and at other times that the audit committee may determine. The audit committee shall meet at least annually with the Company’s Chief Financial Officer and external auditors in separate executive sessions.

4. Roles and Responsibilities

The audit committee shall fulfil the following roles and discharge the following responsibilities:

4.1 External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor’s report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

(a) recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;

(b) review (by discussion and enquiry) the external auditors’ proposed audit scope and approach;

(c) review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d) review and recommend to the Board the compensation to be paid to the external auditors;

and

(e) review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors’ assertion of their independence in accordance with professional standards.

4.2 Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Company. In carrying out this duty, the audit committee shall:

(a) evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within the Company; and

(b) ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3 Financial Reporting

The audit committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

General

(a) review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(b) review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

(a) review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(b) meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(c) review management’s discussion & analysis respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

(a) review and approve the interim financial statements prior to their release to the public; and

(b) review management’s discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

(a) where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

4.4 Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

2

Delegation of Authority

(a) The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(a) The audit committee may satisfy the requirement for the pre-approval of non-audit services if:

(i) the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(ii) the services are brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(a) The audit committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(i) the pre-approval policies and procedures are detailed as to the particular service;

(ii) the audit committee is informed of each non-audit service; and

(iii) the procedures do not include delegation of the audit committee's responsibilities to management.

4.5 Other Responsibilities

The audit committee shall:

(a) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(b) establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(c) ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(d) review the policies and procedures in effect for considering officers’ expenses and perquisites;

(e) perform other oversight functions as requested by the Board; and

(f) review and update this Charter and receive approval of changes to this Charter from the

Board.

4.6 Reporting Responsibilities

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.

5. Resources and Authority of the Audit Committee

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

3

(b) set and pay the compensation for any advisors employed by the audit committee; and

(c) communicate directly with the internal and external auditors.

6. Guidance – Roles & Responsibilities

The following guidance is intended to provide the audit committee members with additional guidance on fulfilment of their roles and responsibilities on the committee:

6.1 Internal Control

(a) evaluate whether management is setting the goal of high standards by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

(b) focus on the extent to which external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of an IT systems breakdown; and

(c) gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

6.2 Financial Reporting

General

(a) review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements; and

(b) ask management and the external auditors about significant risks and exposures and the plans to minimize such risks; and

(c) understand industry best practices and the Company’s adoption of them.

Annual Financial Statements

(a) review the annual financial statements and determine whether they are complete and consistent with the information known to committee members, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Company reports or trades its shares;

(b) pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

(c) focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses; warranty, professional liability; litigation reserves; and other commitments and contingencies;

(d) consider management’s handling of proposed audit adjustments identified by the external auditors; and

(e) ensure that the external auditors communicate all required matters to the committee.

Interim Financial Statements

(a) be briefed on how management develops and summarizes interim financial information, the extent to which the external auditors review interim financial information;

(b) meet with management and the auditors, either telephonically or in person, to review the interim financial statements; and

(c) to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

4

(i) actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

(ii) changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financial statements are consistent with changes in the Company’s operations and financing practices;

(iii) generally accepted accounting principles have been consistently applied;

(iv) there are any actual or proposed changes in accounting or financial reporting practices;

(v) there are any significant or unusual events or transactions;

(vi) the Company’s financial and operating controls are functioning effectively;

(vii) the Company has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreement; and

(viii) the interim financial statements contain adequate and appropriate disclosures.

6.3 Compliance with Laws and Regulations

(a) periodically obtain updates from management regarding compliance with this policy and industry “best practices”;

(b) be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements; and

(c) review the findings of any examinations by securities regulatory authorities and stock exchanges.

6.4 Other Responsibilities

(a) review, with the Company’s counsel, any legal matters that could have a significant impact on the Company’s financial statements.

5

SCHEDULE “D”

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHING TO THE CLASS A

MULTIPLE VOTING SHARES AND THE CLASS B SUBORDINATE VOTING SHARES

1. Class A Multiple Voting Shares and Class B Subordinate Voting Shares

The rights, privileges, restrictions and conditions attaching to the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares are:

1.1 Dividends; Rights on Liquidation, Dissolution or Winding-Up. The Class A Multiple Voting Shares and the Class B Subordinate Voting Shares shall be subject to and subordinate to the rights, privileges, restrictions and conditions attaching to any class ranking senior to the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares and shall rank pari passu, share for share, as to the right to receive dividends and to receive the remaining property and assets of the Corporation on the liquidation, dissolution or winding-up of the Corporation, whether voluntarily or involuntarily, or any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs. For the avoidance of doubt, holders of Class A Multiple Voting Shares and Class B Subordinate Voting Shares shall, subject always to the rights of the holders of shares of any class ranking senior to the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares, be entitled to receive (i) such dividends as the board of directors of the Corporation shall determine, and (ii) in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntarily or involuntarily, or any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs, the remaining property and assets of the Corporation, in the case of

(i) and (ii) in an identical amount per share, at the same time and in the same form (whether in cash, in specie or otherwise) as if the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares were of one class only, provided, however, that in the event of a payment of a dividend in the form of shares of the Corporation, holders of Class A Multiple Voting Shares shall receive Class A Multiple Voting Shares and holders of Class B Subordinate Voting Shares shall receive Class B Subordinate Voting Shares, unless otherwise determined by the board of directors of the Corporation.

1.2 Meetings and Voting Rights.

1.2.1 Each holder of Class A Multiple Voting Shares and each holder of Class B Subordinate Voting Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only holders of another particular class or series shall have the right to vote. At each such meeting, each Class A Multiple Voting Share shall entitle the holder thereof to 276,660 votes and each Class B Subordinate Voting Share shall entitle the holder thereof to one (1) vote, voting together as a single class, except as otherwise expressly provided herein or as provided by law.

1.2.2 Neither the holders of the Class A Multiple Voting Shares nor the holders of the Class B Subordinate Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the articles of the Corporation in the case of an amendment referred to in paragraph (a) or (e) of subsection 170(1) of the Business Corporations Act (Ontario) (the "Act"). Neither the holders of the Class A Multiple Voting Shares nor the holders of the Class B Subordinate Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the articles of the Corporation in the case of an amendment referred to in paragraph (b) of subsection 170(1) of the Act unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A Multiple Voting Shares and Class B Subordinate Voting Shares differently, on a per share basis, and such holders are not otherwise entitled to vote separately as a class under any applicable law or subsection 1.2.3 in respect of such exchange, reclassification or cancellation.

1.2.3 In connection with any Change of Control Transaction (as defined below) requiring approval of the holders of Class A Multiple Voting Shares and Class B Subordinate Voting Shares under the Act, holders of Class A Multiple Voting Shares and Class B Subordinate Voting Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Class A Multiple Voting Shares who voted in respect of that resolution and by a majority of the votes cast by the holders of outstanding Class B Subordinate Voting Shares who voted in respect of that resolution, each voting separately as a class at a meeting of the holders of that class called and held for such purpose.

1.2.4 For purposes of subsection 1.2.3, "Change of Control Transaction" means an amalgamation, arrangement, recapitalization, business combination or similar transaction of the Corporation, other than an amalgamation, arrangement, recapitalization, business combination or similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the continuing entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation, the continuing entity or its parent and more than fifty percent (50%) of the total number of outstanding shares of the Corporation, the continuing entity or its parent, in each case as outstanding immediately after such transaction, and the shareholders of the Corporation immediately prior to the transaction own voting securities of the Corporation, the continuing entity or its parent immediately following the transaction in substantially the same proportions (vis-à-vis each other) as such shareholders owned the voting securities of the Corporation immediately prior to the transaction.

1.3 Subdivision or Consolidation. No subdivision or consolidation of the Class A Multiple Voting Shares or the Class B Subordinate Voting Shares shall be carried out unless, at the same time, the Class B Subordinate Voting Shares or the Class A Multiple Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

1.4 Voluntary Conversion. The Class B Subordinate Voting Shares cannot be converted into any other class of shares. Each outstanding Class A Multiple Voting Share may at any time, at the option of the holder, be converted into one fully paid and non-assessable Class B Subordinate Voting Share, in the following manner.

1.4.1 The conversion privilege for which provision is made in this subsection 1.4 shall be exercised by notice in writing given to the Corporation at its registered office, accompanied by a certificate or certificates representing the Class A Multiple Voting Shares in respect of which the holder desires to exercise such conversion privilege. Such notice shall be signed by the holder of the Class A Multiple Voting Shares in respect of which such conversion privilege is being exercised, or by the duly authorized representative thereof, and shall specify the number of Class A Multiple Voting Shares which such holder desires to have converted. On any conversion of Class A Multiple Voting Shares, the Class B Subordinate Voting Shares resulting therefrom shall be registered in the name of the registered holder of the Class A Multiple Voting Shares converted or, subject to payment by the registered holder of any stock transfer or other applicable taxes and compliance with any other reasonable requirements of the Corporation in respect of such transfer, in such name or names as such registered holder may direct in writing. Upon receipt of such notice and certificate or certificates and, as applicable, compliance with such other requirements, the Corporation shall, at its expense, effective as of the date of such receipt and, as applicable, compliance, remove or cause the removal of such holder from the register of holders in respect of the Class A Multiple Voting Shares for which the conversion privilege is being exercised, add the holder (or any person or persons in whose name or names such converting holder shall have directed the resulting Class B Subordinate Voting Shares to be registered) to the register of holders in respect of the resulting Class B Subordinate Voting Shares, cancel or cause the cancellation of the certificate or certificates representing such Class A Multiple Voting Shares and issue or cause to be issued a certificate or certificates representing the Class B Subordinate Voting Shares issued upon the conversion of such Class A Multiple Voting Shares. If less than all of the Class A Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing the Class A Multiple Voting Shares represented by the original certificate which are not converted.

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1.5 Automatic Conversion.

1.5.1 Upon the first date that a Class A Multiple Voting Share is Transferred by a holder of Class A Multiple Voting Shares, other than to a Permitted Holder or from any such Permitted Holder back to such holder of Class A Multiple Voting Shares and/or any other Permitted Holder of such holder of Class A Multiple Voting Shares, the holder thereof, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such Class A Multiple Voting Share into one fully paid and non-assessable Class B Subordinate Voting Share, effective immediately upon such Transfer, and the Corporation shall, at its expense, effective as of such date, remove or cause the removal of such holder from the register of holders in respect of the Class A Multiple Voting Shares subject to such automatic conversion, add such holder to the register of holders in respect of the resulting Class B Subordinate Voting Shares, cancel or cause the cancellation of the certificate or certificates representing the Class A Multiple Voting Shares so deemed to have been converted for Class B Subordinate Voting Shares, and issue or cause to be issued to such holder a certificate representing the Class B Subordinate Voting Shares issued to the holder upon the foregoing automatic conversion of such Class A Multiple Voting Shares registered in the name of such holder and, against receipt from such holder of the certificate or certificates representing the Class A Multiple Voting Shares in respect of which such conversion has been deemed to have been exercised, deliver to such holder the certificate representing such Class B Subordinate Voting Shares. If less than all of the Class A Multiple Voting Shares represented by any certificate are automatically converted into Class B Subordinate Voting Shares, the holder shall be entitled to receive a new certificate representing the Class A Multiple Voting Shares represented by the original certificate which have not been converted against delivery of such original certificate.

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1.5.2 The Corporation may, from time to time, establish such policies and procedures relating to the conversion of the Class A Multiple Voting Shares to Class B Subordinate Voting Shares and the general administration of this dual class share structure as it may deem necessary or advisable, and may from time to time request that holders of Class A Multiple Voting Shares furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class A Multiple Voting Shares and to confirm that a conversion to Class B Subordinate Voting Shares has not occurred. A determination by the Secretary of the Corporation that a Transfer results in a conversion to Class B Subordinate Voting Shares shall be conclusive and binding.

1.5.3 For purposes of this subsection 1.5:

"Affiliate" means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person;

"Members of the Immediate Family" means with respect to any individual, each parent (whether by birth or adoption), spouse, child or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual;

"Permitted Holders" means, in respect of a holder of Class A Multiple Voting Shares that is an individual, the Members of the Immediate Family of such individual and any Person controlled, directly or indirectly, by any such holder, and in respect of a holder of Class A Multiple Voting Shares that is not an individual, an Affiliate of that holder;

"Person" means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company;

"Transfer" of a Class A Multiple Voting Share shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A "Transfer" shall also include, without limitation, (1) a transfer of a Class A Multiple Voting Share to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership) or (2) the transfer of, or entering into a binding agreement with respect to, Voting Control over a Class A Multiple Voting Share by proxy or otherwise, provided, however, that the following shall not be considered a "Transfer": (a) the grant of a proxy to the Corporation's officers or directors at the request of board of directors of the Corporation in connection with actions to be taken at an annual or special meeting of shareholders; or (b) the pledge of a Class A Multiple Voting Share that creates a mere security interest in such share pursuant to a bona fide loan or indebtedness transaction so long as the holder of the Class A Multiple Voting Share continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such Class A Multiple Voting Share or other similar action by the pledgee shall constitute a "Transfer"; and

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"Voting Control" with respect to a Class A Multiple Voting Share means the exclusive power (whether directly or indirectly) to vote or direct the voting of such Class A Multiple Voting Share by proxy, voting agreement or otherwise.

A Person is "controlled" by another Person or other Persons if: (1) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (2) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

1.6 Single Class. Except as otherwise provided above, Class A Multiple Voting Shares and Class B Subordinate Voting Shares are equal in all respects and shall be treated as shares of a single class for all purposes under the Act.

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